

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Christopher DiFrancesco
General Counsel and Secretary
Telesat Corp
c/o Telesat Canada
160 Elgin Street
Suite 2100
Ottawa, Ontario, Canada
K2P 2P7

       Re: Telesat Corp
           Form 20-F for the Year Ended December 31, 2022
           Filed March 29, 2023
           File No. 001-41083

Dear Christopher DiFrancesco:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology